                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                    ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM _____________________ TO _______________________

COMMISSION FILE NO. 000-22007


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                     SOUTHWEST BANCORPORATION OF TEXAS, INC.

                              4400 POST OAK PARKWAY

                              HOUSTON, TEXAS 77027

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN

                                   ----------



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
          WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                                TABLE OF CONTENTS


                                                                                                   PAGE(s)
                                                                                                   -------
Report of Independent Registered Public Accounting Firm                                               1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
    December 31, 2003 and 2002                                                                        2

  Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003, 2002 and 2001                                              3

  Notes to Financial Statements                                                                      4-7

Supplementary Schedule*:

  Schedule H, Item 4i - Assets Held for Investment Purposes
    as of December 31, 2003                                                                           8


* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2003 has been omitted because all investment transactions in the Plan were participant directed and, therefore, not reportable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrative Committee
Southwest Bank of Texas 401(k)
  Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the three years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.


                                             /s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 24, 2004

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002

                                   ----------

                                                                            2003             2002
                                                                         -----------      -----------
Cash                                                                     $    55,981      $    84,665
Investments:
  Money market funds                                                         356,993           55,063
  Common stock                                                            14,158,416       11,053,129*
  Investment in Fairmont Park JV                                                  --          295,606
  Shares of registered investment companies, reported at fair value:
    Dreyfus S&P 500 Index Fund                                             5,182,157*              --
    Fidelity Advisor Freedom 2010 Fund                                     1,238,031               --
    Fidelity Advisor Freedom 2020 Fund                                     1,669,872               --
    Fidelity Advisor Freedom 2030 Fund                                       648,770               --
    Fidelity Advisor Freedom 2040 Fund                                        13,856               --
    Federated Mid Cap Fund                                                   144,576               --
    Dreyfus Premier Worldwide Growth Fund                                  2,917,246*              --
    Loomis Sayles Bond Admin Fund                                          1,548,082               --
    Evergreen Special Values Fund                                            189,117               --
    Fidelity Treasury Fund                                                   397,292               --
    Fidelity Advisor Equity Income Fund                                    2,398,874*              --
    Fidelity Advisor Equity Growth Fund                                      419,068               --
    Fidelity Advisor Growth & Income Fund                                  2,709,702*              --
    Fidelity Advisor Small Cap Fund                                          775,881               --
    Fidelity Advisor High Income Fund                                         41,695               --
    Fidelity Advisor Mid Cap Fund                                          5,889,632*              --
    Fidelity Advisor Balanced Fund                                         2,071,032               --
    Fidelity Advisor Short Fixed Income Fund                                  65,069               --
    Fidelity Advisor Strategic Income Fund                                   380,175               --
    Fidelity Advisor Government Investment Fund                            1,733,618               --
    Fidelity Advisor Stable Value Fund                                     9,970,031*              --
    Fidelity Advisor Dividend Growth Fund                                  2,997,968*              --
    Fidelity Advisor Diversified International Fund                          411,440               --
    Hand Benefits and Trust Short Term Income Fund                                --        8,348,966*
    Fidelity Spartan US Equity Index Fund                                         --        3,191,665*
    Fidelity Spartan Government Income Fund                                       --        1,302,879
    Hand Benefits and Trust SMART Aggressive Fund                                 --          551,120
    Hand Benefits and Trust SMART Moderate Fund                                   --        1,505,190
    Hand Benefits and Trust SMART Conservative Fund                               --          896,868
    American Funds Fundamental Fund A                                             --        1,539,821
    AIM Aggressive Growth Fund                                                    --        2,104,284
    AIM Balanced Fund A                                                           --        1,575,310
    AIM Charter Fund                                                              --        1,862,602
    AIM Global Science & Technology Fund                                          --          166,230
    AIM Value Fund Class A                                                        --               --
    AIM Premier Equity Fund A                                                     --        2,420,468*
    Janus Worldwide Fund                                                          --        2,572,891*
    Janus Enterprise Fund                                                         --          732,222
    Loomis Sayles Bond Fund                                                       --          781,972
                                                                         -----------      -----------

      Total investments                                                   58,328,593       40,956,286

Accounts receivable                                                               --           15,239

Loans to participants                                                      1,924,860        1,555,886
                                                                         -----------      -----------

          Net assets                                                      60,309,434       42,612,076

Accounts payable - purchase of securities                                         --            6,296
                                                                         -----------      -----------

       Net assets available for benefits                                 $60,309,434      $42,605,780
                                                                         ===========      ===========

*  Represents five percent or more of net assets.


   The accompanying notes are an integral part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                   ----------

                                                        2003             2002              2001
                                                    ------------     ------------      ------------
Additions to net assets attributable to:
  Investment income:
    Interest and/or dividends                       $    717,320     $     89,483      $     70,097
    Net (depreciation)/appreciation in fair
      value of investments                             9,244,716       (5,113,654)       (8,211,290)
    Decrease in value of investment in Fairmont
      Park JV                                                 --          (52,591)               --
                                                    ------------     ------------      ------------

      Total investment income (loss)                   9,962,036       (5,076,762)       (8,141,193)
                                                    ------------     ------------      ------------

  Contributions:
    Employer                                           2,977,314        2,480,482         2,173,022
    Employee                                           5,668,275        5,002,962         4,336,616
    Transfer in from merged plan                       3,959,299               --         8,995,939
    Other                                                    375           21,273            16,326
                                                    ------------     ------------      ------------

      Total contributions                             12,605,263        7,504,717        15,521,903
                                                    ------------     ------------      ------------

        Total additions                               22,567,299        2,427,955         7,380,710
                                                    ------------     ------------      ------------

Deductions from net assets attributable to:
  Benefits to participants                             4,514,924        2,537,102         3,138,668
  Transfer to other plan                                 295,606               --                --
  Administrative expenses                                 53,115           42,762            12,652
                                                    ------------     ------------      ------------

        Total deductions                               4,863,645        2,579,864         3,151,320
                                                    ------------     ------------      ------------

Increase (decrease) in net assets available
  for benefits                                        17,703,654         (151,909)        4,229,390

Net assets available for benefits at beginning
  of year                                             42,605,780       42,757,689        38,528,299
                                                    ------------     ------------      ------------

Net assets available for benefits at end
  of year                                           $ 60,309,434     $ 42,605,780      $ 42,757,689
                                                    ============     ============      ============


   The accompanying notes are an integral part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   ----------

1.     DESCRIPTION OF PLAN

       The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

       GENERAL

       The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one month of service as defined in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

       On April 1, 2001, the Profit Sharing Plan for Employees of Citizens Bank and Trust Company of Baytown, Texas (the "Citizen Plan") was merged into the Plan. Upon termination of the Citizen Plan, the trustee of the Citizen Plan was directed to transfer the net assets of the Citizen Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Citizen Plan. The total amount of net assets available for benefits transferred was $8,995,939.

       On July 1, 2003, the MaximBank 401(k) Retirement Savings Plan (the "Maxim Plan") was merged into the Plan. Upon termination of the Maxim Plan, the trustee of the Maxim Plan was directed to transfer the net assets of the Maxim Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Maxim Plan. The total amount of net assets available for benefits transferred was $3,959,299.

       In addition, the Plan was amended to provide service credit for eligibility and vesting for individuals employed by Citizens Bank and Trust Company and Maxim Bank as of the date of merger and who subsequently became employees of the Company.

       Effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Effective June 1, 2003, the Plan changed its trustee from Hand Benefits and Trust Company to Fidelity Management Trust Company and amended the Plan by adopting a Fidelity prototype plan that contained provisions similar to its original plan.

       CONTRIBUTIONS

       Each year participants may elect to defer from 1% to 80% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code ($12,000 in 2003). The Plan also allows the Company to make discretionary contributions as determined by the board of directors. During the years ended December 31, 2003, 2002 and 2001, the Company made matching contributions equal to 100% of the participant's eligible deferred contributions not to exceed 5% of the participant's annual compensation for the Plan year.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.     DESCRIPTION OF PLAN, CONTINUED

       VESTING

       Participants who are active on or after June 1, 2003 are immediately vested in their contributions and earnings thereon, and are vested in the employer contributions as follows:

           YEARS OF SERVICE                                                                  VESTING
           ----------------                                                                  -------
           Less than 1                                                                           0%
           1                                                                                    20%
           2                                                                                    40%
           3                                                                                    60%
           4                                                                                    80%
           5 or more                                                                           100%

       Participants who terminated service prior to June 1, 2003 and still have assets in the Plan are immediately vested in their contributions and earnings thereon, and are vested in the employer contributions as follows:

           YEARS OF SERVICE                                                                  VESTING
           ----------------                                                                  -------
           Less than 2                                                                           0%
           2                                                                                    40%
           3                                                                                    60%
           4                                                                                    80%
           5 or more                                                                           100%

       PARTICIPANT LOANS

       Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined.

       PAYMENT OF BENEFITS

       Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or to have the account balance distributed in annual installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. These principles may require management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from any such estimates.

       FINANCIAL STATEMENT PRESENTATION

       Effective June 1, 2003, when the Plan changed its trustee to Fidelity Management Trust Company, all assets included in the Plan were transferred to a newly created plan ("Plan 002") except for its investment in the Fairmont Park JV (See Note 4) which remained in the original plan ("Plan 001"). Accordingly, the Plan's financial statements are presented to include the plan assets and activity of Plan 001 prior to June 1, 2003 and Plan 002 subsequent to June 1, 2003.

       INVESTMENT VALUATION

       Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year. Investment in the Fairmont Park JV is valued based on an independent appraisal as of December 31, 2002.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

3.     RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------

4.     INVESTMENT IN FAIRMONT PARK JV

       The investment in Fairmont Park Joint Venture ("FP Investment") represents a 5.81% ownership interest in a real estate joint venture in Houston, Texas. The FP Investment was transferred into the Plan in connection with its merger with the Citizen Plan in 2001. As per the merger agreement, all Citizen Plan participants as of September 30, 2000 who had an employer profit sharing account under the Citizen Plan shall maintain an interest in the FP Investment. However, this investment became a "frozen" investment fund in which no contributions, loans or in-service withdrawals can be made. All distributions to a terminated participant with an interest in the FP Investment shall be made in cash based upon the valuation of the investment on or preceding such participant's distribution date. As of June 2, 2003 the FP Investment was transferred to another qualified plan.

5.     PARTY-IN-INTEREST TRANSACTIONS

       Until liquidated on June 1, 2003, certain Plan investments were shares of mutual funds managed by Hand Benefits and Trust. Hand Benefits and Trust was the Trustee of the Plan until June 1, 2003 and, therefore, these transactions qualify as party-in-interest. Fees paid to the Trustee by the Company, on behalf of the Plan, were $31,666, $2,961 and $104,781 for the years ended December 31, 2003, 2002 and 2001, respectively.

6.     TAX STATUS

       The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code ("IRC"). The Plan obtained its latest determination letter dated April 24, 2001 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the IRC.

       Effective June 1, 2003 a standardized prototype plan was adopted. The prototype plan received an opinion letter from the IRS and the Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

7.     NON-CASH TRANSACTIONS

       Included in benefits to participants for the years ended December 31, 2003, 2002 and 2001 are non-cash distributions of Southwest Bancorporation of Texas, Inc. common stock with a value of $27,839, $7,467 and $49,762, respectively.

8.     SUBSEQUENT EVENT

       Effective February 1, 2004 the Lone Star Bank Profit Sharing and Salary Deferral Plan was merged into the Plan.

                              SUPPLEMENTAL SCHEDULE

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            SCHEDULE H, ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003

                                   ----------

EIN:  76-0028668
PIN:  002

        (b) IDENTIFY OF ISSUE           (c) DESCRIPTION OF INVESTMENT, INCLUDING
        BORROWER, LESSOR OR             MATURITY DATE, RATE OF INTEREST, COLLATERAL,                           MARKET
(a)        SIMILAR PARTY                          PAR OR MATURITY VALUE                                        VALUE***
---     ---------------------           --------------------------------------------                        ------------
 *      Southwest Bancorpora-           Common stock-Southwest Bancorporation
          tion of Texas, Inc.             of Texas, Inc.                                                    $14,158,416*
 *                                      Money market funds                                                      356,993
        Dreyfus                         Dreyfus S&P 500 Index Fund                                            5,182,157*
 *      Fidelity                        Fidelity Advisor Freedom 2010 Fund                                    1,238,031
 *      Fidelity                        Fidelity Advisor Freedom 2020 Fund                                    1,669,872
 *      Fidelity                        Fidelity Advisor Freedom 2030 Fund                                      648,770
 *      Fidelity                        Fidelity Advisor Freedom 2040 Fund                                       13,856
 *      Fidelity                        Federated Mid Cap Fund                                                  144,576
        Dreyfus                         Dreyfus Premier Worldwide Growth Fund                                 2,917,246*
        Loomis                          Loomis Sayles Bond Admin Fund                                         1,548,082
        Evergreen                       Evergreen Special Values Fund                                           189,117
 *      Fidelity                        Fidelity Treasury Fund                                                  397,292
 *      Fidelity                        Fidelity Advisor Equity Income Fund                                   2,398,874*
 *      Fidelity                        Fidelity Advisor Equity Growth Fund                                     419,068
 *      Fidelity                        Fidelity Advisor Growth & Income Fund                                 2,709,702*
 *      Fidelity                        Fidelity Advisor Small Cap Fund                                         775,881
 *      Fidelity                        Fidelity Advisor High Income Fund                                        41,695
 *      Fidelity                        Fidelity Advisor Mid Cap Fund                                         5,889,632*
 *      Fidelity                        Fidelity Advisor Balanced Fund                                        2,071,032
 *      Fidelity                        Fidelity Advisor Short Fixed Income Fund                                 65,069
 *      Fidelity                        Fidelity Advisor Strategic Income Fund                                  380,175
 *      Fidelity                        Fidelity Advisor Government Investment Fund                           1,733,618
 *      Fidelity                        Fidelity Advisor Stable Value Fund                                    9,970,031*
 *      Fidelity                        Fidelity Advisor Dividend Growth Fund                                 2,997,968*
 *      Fidelity                        Fidelity Advisor Diversified International Fund                         411,440
                                                                                                            -----------
                                                                                                            $58,328,593
                                                                                                            ===========

                                        Loans to participants bearing interest at
                                          rates ranging from 6% to 10%                                      $ 1,924,860
                                                                                                            ===========

*    Represents a party-in-interest transaction.

** Represents investments comprising at least 5% of net assets available for benefits.

*** Cost information is not presented because all investments are participant directed.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SOUTHWEST BANCORPORATION OF TEXAS, INC.
                                                  401(k) SAVINGS PLAN



Date: June 28, 2004                     \s\ ROBYN BREND
                                        ---------------------------------------
                                            Robyn Brend
                                            Vice President
                                            Benefits/Payroll Manager

INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 23.1     -   Consent of Ham, Langston & Brezina, L.L.P, independent auditors
              (filed herewith).